August 13, 2025

Via EDGAR Only

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kristin Baldwin
SEC Division of Corporation Finance

Re: Commercial Vehicle Group, Inc.
Registration Statement on Form S-3
Filed on August 7, 2025
File No. 333-289371

Dear Ms. Sarmento:

Please be advised that the undersigned is the duly elected Chief Legal Officer of Commercial Vehicle Group, Inc. (the “Registrant”). Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-289371), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Friday, August 15, 2025 at 4:30 p.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Aneezal H. Mohamed

Aneezal H. Mohamed
Chief Legal Officer
7800 Walton Parkway / New Albany, OH / 43054 / 614.289.5360